

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2015

Andrew M. Freedman, Esq.
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th St.
New York, NY 10022

> **Re:** **Shutterfly, Inc.**
> **Preliminary Proxy Statement on Schedule 14A filed by Marathon Partners L.P., Marathon Focus Fund L.P., Marathon Partners 4x6 Fund, L.P., Cibelli Research & Management, LLC, Marathon Partners Equity Management, LLC, Mario D. Cibelli, Marwan Fawaz, and Thomas D. Hughes**
> **Filed May 8, 2015**
> **File No. 001-33031**
>
> **Amendment No. 3 to Schedule 13D filed by Mario D. Cibelli**
> **Filed February 27, 2015**
> **File No. 005-82470**

Dear Mr. Freedman:

We have reviewed the filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand the disclosure.

Please respond to this letter by amending the filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to the Company's facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to the filing and the information you provide in response to this comment, we may have additional comments.

General

1. Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide us the support for the following:

- "However, we believe Mr. Housenbold's controlling influence over the Board has proven destructive for stockholders…" (Dear Stockholder Letter).
- "Unlike Shutterfly's current compensation structure, which has enabled management to achieve the targeted results and be well compensated without any tangible regard to Shutterfly stockholders…" (page 10).
- "Further, since the Company has failed to quantify for its stockholders the value realized from assimilating its acquisition targets to date, stockholders have been unable to discern whether such transactions have in fact created any value." (page 12).
- the Company "turned down multiple bids from potential buyers" during the 2014 evaluation process, stockholders "may not have been properly represented during the evaluation process," and "Shutterfly's current market price is at a steep discount to the price that potential buyers would be willing to pay in an auction." (pages 13 and 14).
- "We note, for example, that interested buyers appeared to have a deadline that came before the all-important holiday season." (page 13).
- "…any attempt to increase the size of the current Board or to reconstitute or reconfigure the classes on which the current directors serve constitutes an unlawful manipulation of the Company's corporate machinery." (page 18).

Background to the Solicitation, page 4

2.   We note in the sixth and seventh bullet points references to "a potential transaction for the Company" and "Shutterfly's evaluation process ended without a sale." Please provide greater detail regarding Marathon's position on the merits of the potential transaction and related evaluation process.

We Are Concerned with the Company's Prolonged Stock Price Underperformance, page 6

3.   Please identify the particular "Nasdaq Index" referenced in the first table of this section. Also identify the companies selected to be included in the "Compensation Peer Group" and the criteria on which such selections were based.

We Are Concerned with the Company's Poor Operating Performance, page 6

4.   Please provide support for the statement referencing two years of margin erosion. Such statement does not appear to be supported by the table that follows.

We are Concerned with the Company's Executive Compensation Practices and the Board's Apparent Unwillingness to Follow Through on its Own Written Assurances to Reduce Executive Compensation, page 8

5.   Please clarify in what way "Shutterfly's incentive metrics *are above* stock-based compensation expenses" (emphasis added).

6.   We note on the Shutterfly, Inc. Form 10-K filed on February 18, 2015 that the Company disclosed that it "measures stock based awards at fair value and recognizes compensation expense for all share-based payment awards made to its employees and directors, including employee stock options and restricted stock awards." We further note the statement that "the Company maintains an incentive compensation program that does not recognize stock-based compensation as an expense." Please provide an enhanced discussion of this viewpoint and explain why you do not believe Shutterfly recognizes stock-based compensation as an expense.

Proposal No. 1 Election of Directors, page 18

7.   We note the statement that, "in the event any Nominee is unable to serve or for good cause will not serve, the shares of Common Stock represented by the enclosed [BLUE] proxy card will be voted for substitute nominee(s)." Please confirm that should the participants lawfully identify or nominate substitute nominees before delivering the requisite consents to the Company, the participants shall file an amended consent solicitation statement that (1) identifies the substitute nominees, (2) discloses whether such nominees have consented to being named in the revised consent solicitation statement and to serve if elected and (3) includes the disclosure required by Items 5(b) and 7 of Schedule 14A with respect to such nominees.

Amendment No. 3 to Schedule 13D filed by Mario D. Cibelli

8.   We note that Item 4 of the Schedule 13D filed on February 27, 2015 discloses that "[t]he Reporting Persons have engaged, and intend to continue to engage, in discussions with management and the Board of the Issuer regarding Board representation and the composition of the Issuer's Board, generally, and Marathon Partners remains prepared to engage in a continued constructive dialogue with the Board." In light of the preliminary proxy statement filed by Marathon Partners L.P., Marathon Focus Fund L.P., et al., we remind the filing persons of their obligations under Exchange Act Rule 13d-2.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, Perry Hindin, Special Counsel, Office of Mergers and Acquisitions, at (202) 551-3444, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director